

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 15, 2014

<u>Via E-mail</u>
Mr. Donald J. Straka
General Counsel
Great Western Bancorp, Inc.
100 North Phillips Ave.
Sioux Falls, South Dakota 57104

Re: Great Western Bancorp, Inc.
Registration Statement on Form S-1
Filed August 28, 2014
File No. 333-198458

Dear Mr. Straka:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Outside Front Cover Page of Prospectus</u>

1. We acknowledge your response to comment 2 of our letter to you dated August 14, 2014. As we requested, please disclose the information required by Item 501 and Instruction 1 to paragraph 501(b)(3) including the amount of securities to be sold by the selling shareholder and a range for the offering price. Revise pages 13 and 181 accordingly.

<u>Prospectus Summary, Our Business page 1</u>

2. Please revise to add a section at the front summarizing the magnitude and nature of your material weaknesses in both the design and the operation of your internal

controls over financial reporting and your efforts to remediate such failures. Please disclose line items affected by the material weakness and the extent of the impact on those items before they were corrected. Please tell us the extent to which the material weakness in the design and operation of your internal controls over financial reporting may be attributable in part to the fact that NAB, Great Western and their respective financial and accounting staff have been using International Financial Reporting Standards under the laws applicable in Australia instead of U.S. GAAP for financial reporting. Please also tell us the education, training and experience in U.S. GAAP of the accounting and financial staff of Great Western.

3. We acknowledge your response to comment 5 of our letter to you dated August 14, 2014 regarding your claim in the first paragraph on page 1 and elsewhere where you claim to have "an efficiency ratio superior to our peer median." However, we note that your claim is based upon your comparison of your efficiency ratio which you compute one way with that of your peers that compute their efficiency ratio another way using the more traditional computation. Please revise your claim on page 1 and elsewhere (including the table on page 7) by disclosing your efficiency ratio using the same method of computing efficiency ratio as your peers.

Prospectus Summary, Our Structure, page 11

4. We acknowledge your response to comment 12 of our letter to you dated August 14, 2014 regarding each company. Please revise your descriptions on page 11 to disclose any operations in the United States conducted directly or indirectly by NAB other than Great Western.

Prospectus Summary, Separation from NAB, page 12

5. We note your revisions to this section. Please revise to disclose that according to its August 29 press release, NAB intends to divest but that it will do so "over time, subject to market conditions" and that "the timing of subsequent sales of GWB shares is unknown."

Prospectus Summary, Relationship with NAB, page 13

6. We acknowledge your response to comment 13 of our letter to you dated August 14, 2014 regarding your relationship with NAB. Please revise the subsections as follows:
    - revise the second paragraph to explain why you have delayed entering into agreements with your parent NAB and disclose when these agreements will be final;

- revise the second paragraph to identify any other agreements you have or intend to enter into with NAB;
- revise the summary of the Stockholder Agreement to clarify that the "consent rights" give NAB a veto over your actions, describe the "various other corporate actions" to which you refer and explain the reasons your Board gave NAB such veto rights;
- revise the summary of the Stockholder Agreement to explain the benefits to NAB of exchanging voting stock for nonvoting stock; and
- revise the summary of the Transitional Services Agreement to disclose the termination date of the Agreement.

Prospectus Summary, The Offering, page 16

7. We note your revisions to this section including new disclosure regarding your plan to implement a stock split before completion of the offering. Please disclose the terms of the stock split and revise the share information throughout the document accordingly. Please summarize the purpose and effect of the stock split.

Risk Factors, page 20

8. Please consider adding a risk factor addressing the risks associated with your legal agreement to provide NAB with access to all of your internal information which may result in NAB having material nonpublic information regarding Great Western before other shareholders have such information.

9. We note the revisions to the risk factor on pages 41 and 42 relating to your material weakness in the design and operation of your internal controls over financial reporting. Please revise the second paragraph on page 42 to clarify that the risk applies not only to your future financial statements once you are a public company but also includes, if true, the risk that the material weakness resulted in material inaccuracies in the financial statements and disclosure contained in the prospectus. Revise the caption accordingly.

Management, page 160

10. As required by Item 401(e)(1), please revise your description of the business experience of Peter Chapman, your CFO, on page 163, to disclose "information relating to the level of his or her professional competence" as follows:
    - disclose his professional qualifications;
    - identify his "roles within NAB" to which you refer; and

- revise your reference to his being "with" Ernst & Young, to disclose his respective position(s), identify the country or countries in which he worked and identify his specific practice areas or expertise.

Internal Control Over Financial Reporting, page 116

11. We note your revisions to this section. Please revise your disclosure to provide more detail as to the nature and extent of the material weakness. Supplementally tell us how and when you discovered the material weaknesses and who discovered them.

Exhibits

12. We acknowledge your response to comment 45 of our letter to you dated August 14, 2014 regarding exhibits. We note that you still have not filed several of the exhibits required by Item 601 of Regulation S-K including various agreements with your parent company NAB. Please file all exhibits with your next amendment. Once you file all of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3152 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney